UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB
Approval
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Certificate of Accounting of Securities and  OMB Number:
3235-0360
Similar Investments in the Custody           Expires:
December 31, 2015
of Management Investment Companies           Estimate average
burden hours
                                               per response .
.. . . . 2.00

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------
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1. Investment Company Act File Number:        Date examination
completed:

811-03364	                                  September 9,
2016

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2. State Identification Number:

AL             AK             AZ             AR             CA
CO X
CT             DE             DC             FL             GA
HI
ID             IL             IN             IA             KS
KY
LA             ME             MD             MA             MI
MN
MS             MO             MT             NE             NV
NH
NJ             NM             NY             NC             ND
OH
OK             OR             PA             RI             SC
SD
TN             TX             UT             VT             VA
WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in
registration statement:

Great-West Funds, Inc.
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4. Address of principal executive office
(number,street,city,state,zip code):

8515 E. Orchard Road, Greenwood Village, CO 80111
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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of the Great-West Funds, Inc.:
We have examined management's assertion included in the
accompanying Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940 that
Great-West Stock Index Fund, Great-West S&P SmallCap 600 Index
Fund, Great-West S&P 500 Index Fund, Great-West S&P MidCap
400 Index Fund, Great-West International Index Fund, Great-
West Aggressive Profile Fund I, Great-West Conservative
Profile Fund I, Great-West Moderate Profile Fund I, Great-West
Moderately Aggressive Profile Fund I, Great-West Moderately
Conservative Profile Fund I, Great-West Aggressive Profile
Fund II, Great-West Conservative Profile Fund II, Great-West
Moderate Profile Fund II, Great-West Moderately Aggressive
Profile Fund II, Great-West Moderately Conservative Profile
Fund II, Great-West SecureFoundation Balanced Fund, Great-West
SecureFoundation Lifetime 2015 Fund, Great-West
SecureFoundation Lifetime 2020 Fund, Great-West
SecureFoundation Lifetime 2025 Fund, Great-West
SecureFoundation Lifetime 2030 Fund, Great-West
SecureFoundation Lifetime 2035 Fund, Great-West
SecureFoundation Lifetime 2040 Fund, Great-West
SecureFoundation Lifetime 2045 Fund, Great-West
SecureFoundation Lifetime 2050 Fund, Great-West
SecureFoundation Lifetime 2055 Fund, Great-West Lifetime
Conservative 2015 Fund (formerly known as "Great-West Lifetime
2015 Fund I"), Great-West Lifetime 2015 Fund II, Great-West
Lifetime 2015 Fund (formerly known as "Great-West Lifetime
2015 Fund III"), Great-West Lifetime Conservative 2025 Fund
(formerly known as "Great-West Lifetime 2025 Fund I"), Great-
West Lifetime 2025 Fund II, Great-West Lifetime 2025 Fund
(formerly known as "Great-West Lifetime 2025 Fund III"),
Great-West Lifetime Conservative 2035 Fund (formerly known as
"Great-West Lifetime 2035 Fund I"), Great-West Lifetime 2035
Fund II, Great-West Lifetime 2035 Fund (formerly known as
"Great-West Lifetime 2035 Fund III"), Great-West Lifetime
Conservative 2045 Fund (formerly known as "Great-West Lifetime
2045 Fund I"), Great-West Lifetime 2045 Fund II, Great-West
Lifetime 2045 Fund (formerly known as "Great-West Lifetime
2045 Fund III"), Great-West Lifetime Conservative 2055 Fund
(formerly known as "Great-West Lifetime 2055 Fund I"), Great-
West Lifetime 2055 Fund II, and Great-West Lifetime 2055 Fund
(formerly known as "Great-West Lifetime 2055 Fund III") (each a "Fund", collectively the "Funds") of the Great-West Funds,
Inc. complied with the requirements of subsections (b) and (c)
of Rule 17f-2 under the Investment Company Act of 1940 as of
March 31, 2016. Management is responsible for each Fund's
compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds'
compliance based on our examination.
Our examination was conducted in accordance with attestation standards established by the Public Company Accounting
Oversight Board (United States), and accordingly, included
examining on a test basis, evidence about the Funds'
compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.
Included among our procedures were the following tests
performed as of March 31, 2016, and with respect to agreement of security purchases and sales, for the period from January
1, 2016 (the date of our last examination) through March 31,
2016:
1.	Confirmation of all securities held by the foreign sub-
custodians and the Depository Trust Company (DTC) in book
entry form;
2.	Reconciliation of all such securities to the books and records of Funds and the Bank of New York (the "Custodian");
3.	Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Custodian records;

4.	Agreement of one security purchase and one security sale or
maturity per Fund from the books and records of the Funds to broker confirmations;

5.	Confirmation of all securities held, hypothecated, pledged,
placed in escrow, or out for transfer with brokers, pledgees, and/or transfer agents.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements."
In our opinion, management's assertion that each of the Funds of the Great-West Funds, Inc. complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940 as of March 31, 2016, with respect to securities reflected in the investment account of the Funds, is fairly stated, in all material respects."
This report is intended solely for the information and use of management and the Board of Directors of Great-West Funds, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties."
Deloitte & Touche LLP
Denver, Colorado
September 9, 2016

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940
We, as members of management of Great-West Stock Index Fund, Great-West S&P SmallCap 600 Index Fund, Great-West S&P 500 Index Fund, Great-West S&P MidCap 400 Index Fund, Great-West International Index Fund, Great-West Aggressive Profile Fund I, Great-West Conservative Profile Fund I, Great-West Moderate Profile Fund I, Great-West Moderately Aggressive Profile Fund I, Great-West Moderately Conservative Profile Fund I, Great-West Aggressive Profile Fund II, Great-West Conservative Profile Fund II, Great-West Moderate Profile Fund II, Great-West Moderately Aggressive Profile Fund II, Great-West Moderately Conservative Profile Fund II, Great-West SecureFoundation Balanced Fund, Great-West SecureFoundation Lifetime 2015 Fund, Great-West SecureFoundation Lifetime 2020 Fund, Great-West SecureFoundation Lifetime 2025 Fund, Great-West SecureFoundation Lifetime 2030 Fund, Great-West SecureFoundation Lifetime 2035 Fund, Great-West SecureFoundation Lifetime 2040 Fund, Great-West SecureFoundation Lifetime 2045 Fund, Great-West SecureFoundation Lifetime 2050 Fund, Great-West SecureFoundation Lifetime 2055 Fund, Great-West Lifetime Conservative 2015 Fund (formerly known as "Great-West Lifetime 2015 Fund I"), Great-West Lifetime 2015 Fund II, Great-West Lifetime 2015 Fund (formerly known as "Great-West Lifetime 2015 Fund III"), Great-West Lifetime Conservative 2025 Fund (formerly known as "Great-West Lifetime 2025 Fund I"), Great-West Lifetime 2025 Fund II, Great-West Lifetime 2025 Fund (formerly known as "Great-West Lifetime 2025 Fund III"), Great-West Lifetime Conservative 2035 Fund (formerly known as "Great-West Lifetime 2035 Fund I"), Great-West Lifetime 2035 "Great-West Lifetime 2035 Fund III"), Great-West Lifetime Conservative 2045 Fund (formerly known as "Great-West Lifetime 2045 Fund I"), Great-West Lifetime 2045 Fund II, Great-West Lifetime 2045 Fund (formerly known as "Great-West Lifetime 2045 Fund III"), Great-West Lifetime Conservative 2055 Fund (formerly known as "Great-West Lifetime 2055 Fund I", Great-West Lifetime 2055 Fund II, and Great-West Lifetime 2055 Fund (formerly known as "Great-West Lifetime 2055 Fund III") (each a "Fund", collectively the "Funds") of the Great-West Funds, Inc., are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of each of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 31, 2016 and from January 1, 2016 through March 31, 2016.
Based on this evaluation, we assert that each of the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2016, and from January 1, 2016 through March 31, 2016, with respect to securities reflected in the investment accounts of the Funds.
Great-West Funds, Inc.
By:
______________________________
David Musto
President



______________________________
Mary Maiers
Chief Financial Officer and Treasurer



__________________________________________
Rryan Logsdon
Vice President, Counsel & Secretary

September 9, 2016